

# Valmont Industries, Inc.

**Fourth Quarter and Full Year 2022
Earnings Presentation**

February 23, 2023



# Disclosure Regarding Forward-Looking Statements

These slides contain (and the accompanying oral discussion will contain) "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve known and unknown risks, uncertainties, and other factors that could cause the actual results of the Company to differ materially from the results expressed or implied by such statements, including general economic and business conditions, conditions affecting the industries served by the Company and its subsidiaries including the continuing and developing effects of the pandemic including the effects of the outbreak on the general economy and the specific economic responses to the Company's products and services, the overall market acceptance of such products and services, the integration of acquisitions and other factors disclosed in the Company's periodic reports filed with the Securities and Exchange Commission, as well as future economic and market circumstances, industry conditions, company performance and financial results, operating efficiencies, availability and price of raw materials, availability and market acceptance of new products, product pricing, domestic and international competitive environments, geopolitical risks and actions, and policy changes of domestic and foreign governments. Consequently, such forward-looking statements should be regarded as the Company's current plans, estimates and beliefs. The Company does not undertake and specifically declines any obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect any future events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

valmont



# STEVE KANIEWSKI
## PRESIDENT & CHIEF EXECUTIVE OFFICER

valmont

# 4Q and Full Year 2022 Key Messages

**01**    **4Q was a great end to the year as we grew revenue, improved margins and achieved key strategic milestones**

**02**    **The global Valmont team persevered through a volatile year and continues to deliver outstanding results**

**03**    **Valmont business model drives operational excellence across the organization**

**04**    **Strong end-market demand across both Infrastructure and Agriculture segments**

**05**    **Valmont is strategically built for sustainable performance and growth, positioned well for success in 2023 and beyond**



**valmont** ▼

# 4Q 2022 Summary

## TOTAL 4Q 2022 SALES
## $1,131.5 M; + 18% Y/Y

- Record 4Q sales as strong broad-based demand drove higher volumes despite macroeconomic volatility
- 9th consecutive quarter of double-digit year-over-year sales growth
- Disciplined pricing strategies to capture the value delivered
- Delivering differentiated, sustainable solutions to our customers

### INFRASTRUCTURE
### $771.3 M; + 15% Y/Y
*68% of Sales*

- Double-digit sales growth for all product lines
- Higher sales were driven by favorable pricing globally, higher volumes, notably in the Lighting and Transportation and Renewable Energy product lines, and sales from the ConcealFab acquisition.
- Demand being driven by broad-based stimulus programs, continued 5G buildouts and densification efforts and the energy transition to renewables
- Increasing investments in infrastructure hardening and resiliency initiatives

### AGRICULTURE
### $335.1 M; + 21% Y/Y
*29% of Sales*

- Led by higher average selling prices of irrigation equipment and higher volumes, primarily driven by continued strength in North America and Brazil, and higher sales of technology products and services
- 2023 net farm income levels are projected to remain elevated and input costs are expected to stabilize or potentially decline
- Pressure on crop yields and expected stock levels due to persistent drought conditions, keeping global commodity prices elevated





valmont

# Full Year 2022 Summary

## TOTAL 2022 SALES
**$4,345.3 M; + 24% Y/Y**

- Record sales driven by deliberate pricing strategies, strong markets and focused execution
- Adding incremental volume through investments, operational efficiencies and lean methodologies
- Successfully navigated difficult labor market constraints and lingering pandemic impacts earlier in the year
- Year end global backlog of $1.7 billion, reflecting strong market demand

## INFRASTRUCTURE
**$2,928.4 M; + 23% Y/Y**
*67% of Sales*

- Led by strong underlying demand across global markets for all product lines
- Demand is driven by broad-based stimulus programs, continued 5G buildouts and densification efforts and the energy transition to renewables
- Increasing investments in infrastructure hardening and resiliency initiatives

## AGRICULTURE
**$1,346.7 M; + 31% Y/Y**
*31% of Sales*

- Led by sustained pricing and volume growth; Record year of sales in Brazil
- Pressure on crop yields and expected stock levels due to persistent drought conditions, keeping global commodity prices elevated
- Agriculture Technology sales grew ~18%, in line with our expectations





valmont **V**

# Sustainability in Action: New African Irrigation Projects

*Delivering proprietary solutions to solve sustainability challenges*

Addresses one of our identified **United Nations Sustainability Development Goals**



## The Challenge
Food security concerns are increasing due to the lingering effects of the pandemic, escalation of geo-political tensions and population growth.

## Our Solution
We secured an $85 million order to supply the region with irrigation equipment and industry-leading technologies that enable increased land productivity and reliable food production. Our global supply chain, unparalleled footprint, and localized dealer network uniquely position us to deliver solutions.

## Impact
Utilizing our proprietary remote monitoring and controls, this project will become one of the world's largest installations of connected pivots.

**Uniquely Positioned to Deliver Technology that Helps Farmers Do More With Less**

valmont



# AVNER APPLBAUM

**EVP & CHIEF FINANCIAL OFFICER**

valmont

# 4Q 2022 Financial Summary



**SALES ($M)**
*+ 17.5%*

- 2021: $963.3
- 2022: $1,131.5

**OPERATING INCOME ($M)**

*GAAP*
*+ 116.2%*
- 2021: $50.8
- 2022: $109.7

*Adjusted[1]*
*+ 32.9%*
- 2021: $85.6
- 2022: $113.7

**DILUTED EPS**

*GAAP*
*+ 48.8%*
- 2021: $1.25
- 2022: $1.86

*Adjusted[1]*
*+ 30.8%*
- 2021: $2.73
- 2022: $3.57

- Mid-single-digit volume growth on strong demand across the portfolio and a relentless focus on price management; 9th consecutive quarter of double-digit Y/Y sales growth

- Operating margin improved to 9.7% (10.1% adjusted[1]) reflecting execution of our disciplined pricing strategies, higher volumes, and improved fixed-cost leverage

- EPS growth driven by higher operating income, partially offset by higher tax expense due to changes in the geographic mix of earnings

[1] Please see Reg G reconciliation to GAAP measures at end of document.

# 4Q 2022 Results | Infrastructure



**SALES ($M)**

**+ 15.0%**

2021: $670.5
2022: $771.3



**OPERATING INCOME ($M)**

*GAAP*
**+28.9%**

2021: $77.3
2022: $99.6

*Adjusted[1]*
**+28.0%**

2021: $77.8
2022: $99.6

| SALES ($M) | 2021 | 2022 | % |
|---|---|---|---|
| Transmission, Distribution, and Substation (TD&S) | $266.6 | $302.4 | +13% |
| Lighting and Transportation (L&T) | 216.2 | 239.5 | +11% |
| Coatings | 77.7 | 92.4 | +19% |
| Telecommunications | 75.7 | 87.6 | +16% |
| Renewable Energy | 34.2 | 49.4 | +44% |

- Double-digit sales growth across all product lines, net of 2.7% FX headwind, on strong demand and favorable pricing globally and higher volumes notably in the Lighting and Transportation and Renewable Energy product lines, and sales from the ConcealFab acquisition

- Operating margin improved to 13.0%, due to the advancement of our growth strategy and deliberate focus on products and services that generate higher returns and deliver exceptional value

[1] Please see Reg G reconciliation to GAAP measures at end of document.

Valmont

# 4Q 2022 Results | Agriculture

**SALES ($M)**

*+ 21.1%*



| | 2021 | 2022 |
|---|---|---|
| | $276.8 | $335.1 |

**OPERATING INCOME ($M)**

*GAAP*
*+ 41.8%*

*Adjusted[1]*
*+ 35.0%*



| | 2021 | 2022 | 2021 | 2022 |
|---|---|---|---|---|
| | $28.6 | $40.5 | $33.0 | $44.5 |

| SALES ($M) | 2021 | 2022 | % |
|---|---|---|---|
| North American Irrigation | $150.5 | $202.6 | +35% |
| International Irrigation | 126.3 | 132.5 | +5% |
| Agricultural Technology[2] | 25.5 | 32.1 | +26% |

- Global sales growth led by higher average selling prices of irrigation equipment and higher volumes, primarily driven by continued strength in North America and Brazil and higher sales of technology products and solutions

- Operating margins improved due to the benefit of higher average selling prices and additional volume leverage, partially offset by higher SG&A, including incremental R&D expense for technology investments

[1] Please see Reg G reconciliation to GAAP measures at end of document. [2] Technology sales are reported as a subset of total Agriculture segment sales.

# Full Year Cash Flow Highlights

| ($M) | | YTD 12/31/22 |
|---|---|---|
| Net Cash Flows from Operating Activities | $ | 326 |
| Net Cash Flows from Investing Activities | | (132) |
| Net Cash Flows from Financing Activities | | (182) |
| | | |
| Net Cash Flows from Operating Activities | $ | 326 |
| Purchase of Property, Plant, & Equipment | | (93) |
| **Free Cash Flows** | **$** | **233** |



**FCF Improvement Driven By Diligent Working Capital Management**

valmont

# Balanced Approach to Capital Allocation

## 2022 Full-Year Capital Deployment: $218M

**GROWING OUR BUSINESS**

**RETURNING CASH TO SHAREHOLDERS**

| $93M | $39M | $40M | $46M |
|---|---|---|---|
| **Capital Expenditures** | **Acquisitions** | **Share Repurchases** | **Dividends** |

- Investments to support strategic growth initiatives and Industry 4.0 advanced manufacturing
- Approximately $30.0 million for strategic investments including a new concrete utility structures facility in Bristol, Indiana and irrigation capacity expansions in Brazil and Dubai

- Acquired a majority interest in ConcealFab, accelerating the global telecommunications growth strategy
- Targeting high growth opportunities in end markets with favorable and global long-term demand trends
- Returns exceeding cost of capital within 3 years

- Opportunistic approach, supported by free cash flow
- ~$81M remains on current authorization

- 10% dividend increase announced February 2022
- Payout ratio target: 22% of earnings
- Current payout: ~16%

valmont

# Strong Balance Sheet and Liquidity

## As of December 31, 2022

| | | | | |
|---|---|---|---|---|
| Cash | **$185 M** | | Available Credit under Revolving Credit Facility[2] | **$659 M** |
| Total Long-Term Debt | **$871 M** | | Cash | **$185 M** |
| Shareholders' Equity | **$1,642 M** | | Total Available Liquidity | **$844 M** |
| Total Debt to Adj. EBITDA[1] | **1.5 x** | | | |



► **Long-term debt** mostly fixed-rate, with long-dated maturities to 2044 and 2054

► Total Debt to Adjusted EBITDA remains within our **desired range of 1.5 to 2.5 times**

► **Capital allocation strategy has not changed,** focused on strategically supporting business growth

[1]See slide 33 for calculation of Adjusted EBITDA and Leverage Ratio. [2] $800M Total Revolver less borrowings and Standby LC's of $141M.

# Full Year 2023 Outlook and Key Assumptions

**4% – 7%**
Increase in Net Sales Y/Y

**$14.70 – $15.25**
GAAP Diluted EPS

**$15.35 – $15.90**
Adj. Diluted EPS[1]

## KEY ASSUMPTIONS

- 2023 full-year outlook in line with preliminary indications given in October 2022, based on an unchanged positive outlook for underlying business growth across the portfolio

- Full-year mid-to-high single-digit volume growth and price growth in the low single digits

- Minimal foreign currency translation impact on net sales growth

- Capital expenditures to be in the range of $105 - $125 million to support strategic growth initiatives

- Full-year tax rate of 28 - 29% due to the expected mix of earnings

- Continued elevated inflation, stabilizing raw material costs and ongoing R&D investments

[1] Please see Reg G reconciliation to GAAP measures at end of document.

valmont

# Fundamental Market Drivers Remain Resilient

## INFRASTRUCTURE

- Long-term need for critical infrastructure investment globally, supported by current and future stimulus

- Ongoing demand and necessity for renewables, grid hardening and resiliency and load growth in North America utility markets

- Ongoing investment in sustainable transportation infrastructure, including lighting systems and long bridge systems

- Increased number of economies actively fighting costs of corrosion will drive need to extend life of steel products globally over long term

- Rapid acceleration of 5G network deployment and carriers' investments support macro buildouts in suburban and rural communities

- Increasing demand for integrated smart technology solutions

## AGRICULTURE

- Favorable market conditions, including elevated commodity prices and positive farmer sentiment are leading to increasing demand for irrigation equipment and technology solutions globally

- Food security with a growing population and continued geo-political concerns are driving international governments' investment in agriculture

- Growth in technology adoption led by growers' increasing demand for connected crop management and advanced analytics to reduce input costs, increase land productivity and minimize farm labor costs

- Helping customers meet their own ESG initiatives through ag solar solutions

## Backlog of $1.7B at the End of 2022

valmont

# Summary

**1** **Performing well with resilient end-market demand** across global Infrastructure and Agriculture markets with long-term favorable market drivers

**2** **Delivering on our commitments** to our customers by exhibiting our core values and adhering to our Valmont business model to improve productivity and drive financial results

**3** **Investing in our employees and technology** to drive innovative new products and services, and build upon the strength of our operation excellence framework

**4** **Disciplined capital allocation** allocating capital to high-growth strategic investments while returning capital to shareholders through dividends and share repurchases

**Poised for Sustainable Growth and Performance to Drive Stakeholder Value Well into the Future**

valmont

# Q&A

valmont

# APPENDIX

February 23, 2023  |  Valmont Industries, Inc.

valmont

# 4Q 2022 and FY 2022 Financial Summary

**$M, except for per share amounts**

| Net Sales | 2022 | | 2021 | | Change | FY 2022 | | FY 2021 | | Change |
|---|---|---|---|---|---|---|---|---|---|---|
| **Infrastructure** | $ | 771.3 | $ | 670.5 | 15.0% | $ | 2,928.4 | $ | 2,372.1 | 23.5% |
| **Agriculture** | | 335.1 | | 276.8 | 21.1% | | 1,346.7 | | 1,028.7 | 30.9% |
| **Other** | | 33.3 | | 23.1 | 44.1% | | 100.2 | | 123.0 | -18.5% |
| **Intersegment Sales[1]** | | (8.2) | | (7.1) | NM | | (30.0) | | (22.2) | NM |
| **Net Sales** | $ | 1,131.5 | $ | 963.3 | 17.5% | $ | 4,345.3 | $ | 3,501.6 | 24.1% |
| **Operating Income** | $ | 109.7 | $ | 50.8 | 116.2% | $ | 433.2 | $ | 286.8 | 51.1% |
| **Adjusted Operating Income[2]** | $ | 113.7 | $ | 85.6 | 32.9% | $ | 449.7 | $ | 334.0 | 34.6% |
| **Net Earnings** | $ | 40.3 | $ | 26.9 | 50.2% | $ | 250.9 | $ | 195.6 | 28.2% |
| **Adjusted Net Earnings[2]** | $ | 77.3 | $ | 58.8 | 31.5% | $ | 298.1 | $ | 234.8 | 27.0% |
| **Diluted Earnings Per Share (EPS)** | $ | 1.86 | $ | 1.25 | 48.8% | $ | 11.62 | $ | 9.10 | 27.7% |
| **Adjusted Diluted Earnings Per Share (EPS)[2]** | $ | 3.57 | $ | 2.73 | 30.8% | $ | 13.82 | $ | 10.92 | 26.6% |

[1]Includes rounding; FY 4Q 2022 14 weeks and FY 4Q 2021 13 weeks; FY 2022 53 weeks and FY 2021 52 weeks    [2]Please see Reg G reconciliation to GAAP measures at end of document..

**valmont**

# U.S. Electric Utilities Capital Expenditures



Chart represents total company spending of U.S. Investor-Owned Electric Utilities, consolidated at the parent or appropriate holding company.

Note: At the industry level, CapEx tends to be overestimated for the current, or first year's projection and underestimated for the two following years. Although the chart indicates investments are trending down in 2024 relative to 2023 levels, we expect a continued level of elevated spending after accounting for the historical trend of over- and underestimation.

Source: EEI Finance Department, member company reports, and S&P Global Market Intelligence (updated Sept 2022).

EEI

valmont

# Infrastructure Investment and Jobs Act (IIJA)


Infrastructure Investment and Jobs Act Spending Breakdown (In Order - Most to Least)
Previously-Passed Transportation Funding | $650B
Roads, Bridges and Related Programs | $111B
Energy, Power and Electric Grid Reliability | $107.5B
Freight and Passenger Rail | $66B
Broadband | $65B
Water and Wastewater Infrastructure | $55B
Public Transportation | $39.2B
Airports | $25B
Natural Disaster Prevention and Mitigation | $23.3B
Cleaning-Up Abandoned Sites | $21B
Army Corps of Engineers | $16.7B
Highway and Pedestrian Safety | $11B
Ports and Coast Guard | $7.8B
Cybersecurity and other Infrastructure Programs | $10.11B

Source: Grassley.senate.gov

# 5G Adoption and Capex Spend Forecasts



**The transition to 5G is occurring at varying speeds, with pioneer markets racing ahead**

5G adoption in 2025 (percentage of connections)

Global average 25%

| | | 5G connections (2025) |
|---|---|---|
| Developed Asia Pacific* | 64% | 195m |
| North America | 63% | 272m |
| Greater China | 52% | 892m |
| GCC Arab States | 49% | 41m |
| Europe | 44% | 304m |
| Rest of MENA | 12% | 75m |
| Latin America | 11% | 82m |
| CIS | 9% | 36m |
| Rest of Asia Pacific | 8% | 222m |
| Sub-Saharan Africa | 4% | 38m |

Leading 5G markets / Emerging 5G markets



**Mobile operators will invest $620 billion in their networks between 2022 and 2025, of which 85% will be on 5G**

Capex (billion), 2022–2025

- Non-5G capex
- 5G capex

| Region | % |
|---|---|
| Asia Pacific | 84% |
| North America | 98% |
| Europe | 91% |
| Latin America | 75% |
| MENA | 73% |
| CIS | 70% |
| Sub-Saharan Africa | 43% |

valmont

# U.S. Net Cash Farm Income by Year

**U.S. net farm income and net cash farm income, inflation adjusted, 2002–2023F**


Billion dollars (2023)
200
175
150
125
100
75
50
25
0
Net cash farm income (NCFI)
2002–2021 average NCFI
2002–2021 average NFI
Net farm income (NFI)
$150.6
$136.9
2002
2005
2008
2011
2014
2017
2020
2023F

Note: F = forecast. Data for 2022 and 2023 are forecasts. Values are adjusted for inflation using the U.S. Bureau of Economic Analysis Gross Domestic Product Price Index (BEA API series code: A191RG) rebased to 2023 by USDA, Economic Research Service.
Source: USDA, Economic Research Service, Farm Income and Wealth Statistics.
Data as of February 7, 2023.

**Direct Government payments to U.S. farm producers, 2019–23F**


Billion dollars (nominal)
50
40
30
20
10
0
USDA pandemic assistance 1/
Non-USDA pandemic assistance 2/
Market Facilitation Program payments
All other payments
Payments that are a function of crop prices 3/
Conservation payments
2019
2020
2021
2022F
2023F

F = forecast.
1/ Includes payments from the Coronavirus Food Assistance Program and other USDA pandemic assistance for producers.
2/ Includes forgiven loans from the Paycheck Protection Program.
3/ Includes Price Loss Coverage, Agriculture Risk Coverage, loan deficiency payments (excluding grazeout payments), marketing loan gains, certificate exchange gains, and dairy payments.
Source: USDA, Economic Research Service, Farm Income and Wealth Statistics.
Data as of February 7, 2023.

Source: USDA (February 7, 2023)



valmont

# U.S. Drought Condition



**Intensity**

| | |
|---|---|
| ⬜ | None |
| 🟨 | D0 (Abnormally Dry) |
| 🟧 | D1 (Moderate Drought) |
| 🟧 | D2 (Severe Drought) |
| 🟥 | D3 (Extreme Drought) |
| 🟥 | D4 (Exceptional Drought) |
| ⬛ | No Data |

Source: Drought Monitor (February 14, 2023)

valmont

# Reconciliation of Non-GAAP Financial Measures to Reported Financial Measures

*The non-GAAP tables below disclose the impact of the loss from divestiture of the offshore wind energy structures business on fiscal 2022 results. Further, the non-GAAP tables below disclose the impact of intangible asset amortization (Prospera) and stock-based compensation recognized for the Prospera employees on fiscal 2022 results. We believe the adjustments for Prospera allow for a better investor understanding of Agriculture segment performance related to traditional segment products. Amounts may be impacted by rounding. We believe it is useful when considering company performance for the non-GAAP adjusted net earnings and operating income to be taken into consideration by management and investors with the related reported GAAP measures.*

| | Fourteen weeks ended December 31, 2022 | | Diluted earnings per share | | Fifty-three weeks ended December 31, 2022 | | Diluted earnings per share | |
|---|---|---|---|---|---|---|---|---|
| Net earnings attributable to Valmont Industries, Inc. - as reported | $ | 40,332 | $ | 1.86 | $ | 250,863 | $ | 11.62 |
| Loss from divestiture of offshore wind energy structures business | | 33,273 | | 1.54 | | 33,273 | | 1.54 |
| Prospera intangible asset amortization | | 1,645 | | 0.08 | | 6,580 | | 0.30 |
| Stock-based compensation - Prospera | | 2,373 | | 0.11 | | 9,896 | | 0.46 |
| Total Adjustments, pre-tax[1] | | 37,291 | | 1.72 | | 49,749 | | 2.31 |
| Tax effect of adjustments[2] | | (367) | | (0.02) | | (2,473) | | (0.11) |
| Net earnings attributable to Valmont Industries, Inc. - Adjusted[1] | $ | 77,256 | $ | 3.57 | $ | 298,139 | $ | 13.82 |
| Average shares outstanding (000's) - Diluted | | | | 21,656 | | | | 21,580 |

[1]*Earnings per share includes rounding*

[2]*The tax effect of adjustments is calculated based on the income tax rate in each applicable jurisdiction*

# Reconciliation of Non-GAAP Financial Measures to Reported Financial Measures

| Operating Income Reconciliation | | Infrastructure | | Agriculture | | Other | | Corporate | | Valmont |
|---|---|---|---|---|---|---|---|---|---|---|
| | | *Fourteen weeks ended December 31, 2022* | | | | | | | | |
| Operating income - as reported | $ | 99,591 | $ | 40,484 | $ | 1,445 | $ | (31,804) | $ | 109,716 |
| Stock-based compensation - Prospera | | — | | 2,373 | | — | | — | | 2,373 |
| Prospera intangible asset amortization | | — | | 1,645 | | — | | — | | 1,645 |
| Adjusted Operating Income | $ | 99,591 | $ | 44,502 | $ | 1,445 | $ | (31,804) | $ | 113,734 |
| Net Sales - as reported | | 765,077 | | 333,167 | | 33,272 | | NM | | 1,131,516 |
| | | | | | | | | | | |
| Operating Income as a % of Net Sales | | 13.0 % | | 12.2 % | | 4.3 % | | NM | | 9.7 % |
| Adjusted Operating Income as a % of Net Sales | | 13.0 % | | 13.4 % | | 4.3 % | | NM | | 10.1 % |

| Operating Income Reconciliation | | Infrastructure | | Agriculture | | Other | | Corporate | | Valmont |
|---|---|---|---|---|---|---|---|---|---|---|
| | | *Fifty-three weeks ended December 31, 2022* | | | | | | | | |
| Operating income - as reported | $ | 354,499 | $ | 179,263 | $ | 2,259 | $ | (102,772) | $ | 433,249 |
| Stock-based compensation - Prospera | | — | | 9,896 | | — | | — | | 9,896 |
| Prospera intangible asset amortization | | — | | 6,580 | | — | | — | | 6,580 |
| Adjusted Operating Income | $ | 354,499 | $ | 195,739 | $ | 2,259 | $ | (102,772) | $ | 449,725 |
| Net Sales - as reported | | 2,909,746 | | 1,335,285 | | 100,219 | | NM | | 4,345,250 |
| | | | | | | | | | | |
| Operating Income as a % of Net Sales | | 12.2 % | | 13.4 % | | 2.3 % | | NM | | 10.0 % |
| Adjusted Operating Income as a % of Net Sales | | 12.2 % | | 14.7 % | | 2.3 % | | NM | | 10.3 % |

valmont

# Reconciliation of Non-GAAP Financial Measures to Reported Financial Measures

*The non-GAAP tables below disclose the impact of intangible asset amortization (Prospera) and stock-based compensation recognized for the Prospera employees on fiscal 2021 results. We believe the adjustments for Prospera allow for a better investor understanding of Agriculture segment performance related to traditional segment products. The non-GAAP tables below also disclose the impact of the nonrecurring impairment of long-lived assets for the offshore wind energy structures business, a write off a receivable following arbitration of a commercial transaction from 2014, acquisition diligence, and severance expenses on segment operating income and net earnings as well as the impact of the U.K. tax rate change on net earnings (adjusts GAAP tax rate from 19.0% to 22.5%) on fiscal 2021 results. Amounts may be impacted by rounding. We believe it is useful when considering company performance for the non-GAAP adjusted net earnings and operating income to be taken into consideration by management and investors with the related reported GAAP measures.*

| | Thirteen weeks ended December 25, 2021 | Diluted earnings per share | Fifty-two weeks ended December 25, 2021 | Diluted earnings per share |
|---|---|---|---|---|
| Net earnings attributable to Valmont Industries, Inc. - as reported | $ 26,856 | $ 1.25 | $ 195,630 | $ 9.10 |
| Impairment of long-lived assets - Offshore structures (SM) | 27,911 | 1.30 | 27,911 | 1.30 |
| Prospera intangible asset amortization | 1,470 | 0.07 | 3,396 | 0.16 |
| Stock-based compensation - Prospera | 2,928 | 0.14 | 5,240 | 0.24 |
| Write-off of a receivable, pre-tax | — | — | 5,545 | 0.26 |
| Acquisition diligence expense, pre-tax | — | — | 1,120 | 0.05 |
| Severance expense, pre-tax | 2,492 | 0.12 | 4,052 | 0.19 |
| Total Adjustments, pre-tax[1] | 34,801 | 1.62 | 47,264 | 2.20 |
| Change in U.K. statutory tax rate | — | — | (2,819) | (0.13) |
| Valuation allowance against Offshore structures (SM) tax assets | 5,076 | 0.24 | 5,076 | 0.24 |
| Tax effect of adjustments[2] | (7,982) | (0.37) | (10,340) | (0.48) |
| Net earnings attributable to Valmont Industries, Inc. - Adjusted[1] | $ 58,751 | $ 2.73 | $ 234,811 | $ 10.92 |
| Average shares outstanding (000's) - Diluted | | 21,523 | | 21,493 |

[1]*Earnings per share includes rounding*

[2]*The tax effect of adjustments is calculated based on the income tax rate in each applicable jurisdiction*

Valmont

# Reconciliation of Non-GAAP Financial Measures to Reported Financial Measures

## Thirteen weeks ended December 25, 2021

| Operating Income Reconciliation | Infrastructure | Agriculture | Other | Corporate | Valmont |
|---|---|---|---|---|---|
| Operating income - as reported | $ 77,253 | $ 28,560 | $ (31,268) | $ (23,791) | $ 50,754 |
| Impairment of long-lived assets | — | — | 27,911 | — | 27,911 |
| Stock-based compensation | — | 2,928 | — | — | 2,928 |
| Prospera intangible asset amortization | — | 1,470 | — | — | 1,470 |
| Severance expense, pre-tax | 500 | — | 1,992 | — | 2,492 |
| Adjusted Operating Income | $ 77,753 | $ 32,958 | $ (1,365) | $ (23,791) | $ 85,555 |
| Net Sales - as reported | 667,728 | 272,463 | 23,087 | NM | 963,278 |
| | | | | | |
| Operating Income as a % of Net Sales | 11.6 % | 10.5 % | (135.4) % | NM | 5.3 % |
| Adjusted Operating Income as a % of Net Sales | 11.6 % | 12.1 % | (5.9) % | NM | 8.9 % |

## Fifty-two weeks ended December 25, 2021

| Operating Income Reconciliation | Infrastructure | Agriculture | Other | Corporate | Valmont |
|---|---|---|---|---|---|
| Operating income - as reported | $ 273,598 | $ 137,027 | (40,192) | $ (83,648) | $ 286,785 |
| Impairment of long-lived assets | — | — | 27,911 | — | 27,911 |
| Prospera intangible asset amortization | — | 3,396 | — | — | 3,396 |
| Stock-based compensation - Prospera | — | 5,240 | — | — | 5,240 |
| Write-off of a receivable, pre-tax | — | — | 5,545 | — | 5,545 |
| Acquisition diligence expense, pre-tax | — | — | — | 1,120 | 1,120 |
| Severance expense, pre-tax | 500 | 910 | 2,642 | — | 4,052 |
| Adjusted Operating Income | $ 274,098 | $ 146,573 | $ (4,094) | $ (82,528) | $ 334,049 |
| Net Sales - as reported | 2,361,524 | 1,017,050 | 123,001 | NM | 3,501,575 |
| | | | | | |
| Operating Income as a % of Net Sales | 11.6 % | 13.5 % | (32.7) % | NM | 8.2 % |
| Adjusted Operating Income as a % of Net Sales | 11.6 % | 14.4 % | (3.3) % | NM | 9.5 % |

valmont

# Regulation G Reconciliation of Forecasted GAAP and Adjusted Earnings
## (Dollars in thousands, except per share amounts)

*The non-GAAP tables below disclose the impact on the range of estimated diluted earnings per share of the (1) amortization of the intangible asset (Prospera) and (2) stock-based compensation for Prospera employees. We believe the adjustments for Prospera allow for a better investor understanding of Agriculture segment performance related to traditional segment products. We believe it is useful when considering company performance for the non-GAAP adjusted net earnings to be taken into consideration by management and investors with the related reported GAAP measures.*

| Reconciliation of Range of Net Earnings - 2022 Guidance | Low End | High End | Adjustment |
|---|---|---|---|
| Estimated net earnings - GAAP | $ 318,900 | $ 330,800 | |
| Prospera intangible asset (proprietary technology) amortization, pre-tax | | | 6,700 |
| Stock-based compensation - Prospera, pre-tax | | | 10,000 |
| Total pre-tax adjustments | | | 16,700 |
| Estimated tax benefit from above expenses* | | | (2,500) |
| Total Adjustments, after-tax | | | $ 14,200 |
| Estimated net earnings - Adjusted | $ 333,100 | $ 345,000 | |
| **Diluted Earnings Per Share Range - GAAP** | $ 14.70 | $ 15.25 | |
| **Diluted Earnings Per Share Range - Adjusted** | $ 15.35 | $ 15.90 | |

*\* The tax effect of adjustments is calculated based on the estimated income tax rate in each applicable jurisdiction.*

valmont

# 2013-2022 Historical Free Cash Flow[1,2]

| ($M) | 2013 | 2014 | 2015 | 2016 | 2017 | 2018 | 2019 | 2020 | 2021 | 2022 |
|---|---|---|---|---|---|---|---|---|---|---|
| Net cash flows from operating activities | $ 396.4 | $ 174.1 | $ 272.3 | $ 232.8 | $ 133.1 | $ 153.0 | $ 307.6 | $ 316.3 | $ 65.9 | $ 326.3 |
| Net cash flows from investing activities | (131.7) | (256.9) | (48.2) | (53.0) | (49.6) | (155.4) | (168.1) | (104.0) | (417.3) | (132.1) |
| Net cash flows from financing activities | (37.4) | (136.8) | (32.0) | (95.2) | (32.0) | (162.1) | (98.9) | (173.8) | 133.5 | (181.9) |
| | | | | | | | | | | |
| Net cash flows from operating activities | $ 396.4 | $ 174.1 | $ 272.3 | $ 232.8 | $ 133.1 | $ 153.0 | $ 307.6 | $ 316.3 | $ 65.9 | $ 326.3 |
| Purchase of plant, property, and equipment | (106.8) | (73.0) | (45.5) | (57.9) | (55.3) | (72.0) | (97.4) | (106.7) | (107.8) | (93.3) |
| Free cash flows | 289.7 | 101.1 | 226.8 | 174.9 | 77.8 | 81.0 | 210.2 | 209.6 | (41.9) | 233.0 |
| | | | | | | | | | | |
| Net earnings attributed to Valmont Industries, Inc. | $ 278.5 | $ 183.9 | $ 40.1 | $ 175.5 | $ 120.5 | $ 101.8 | $ 146.4 | $ 140.7 | $ 195.6 | $ 250.9 |
| | | | | | | | | | | |
| Adjusted free cash flow net earnings attributed to Valmont Industries, Inc. | $ 295.1 | $ 187.7 | $ 131.7 | $ 139.9 | $ 162.7 | $ 130.4 | N/A | $ 159.8 | $ 222.3 | $ 284.2 |
| | | | | | | | | | | |
| Free Cash Flow Conversion - GAAP | 1.04 | 0.55 | 5.66 | 1.00 | 0.65 | 0.80 | 1.44 | 1.49 | (0.21) | 0.93 |
| Free Cash Flow Conversion - Adjusted | 0.98 | 0.53 | 1.71 | 1.25 | 0.48 | 0.62 | N/A | 1.31 | (0.19) | 0.82 |
| | | | | | | | | | | |
| *1) Reconciliation of Net Earnings to Adjusted Figures* | | | | | | | | | | |
| Net earnings attributed to Valmont Industries, Inc. | $ 278.5 | $ 183.9 | $ 40.1 | $ 175.5 | $ 120.5 | $ 101.8 | $ 146.4 | $ 140.7 | $ 195.6 | $ 250.9 |
| Loss from divestiture of offshore wind energy structures business | - | - | - | - | - | - | - | - | - | 33.3 |
| Change in valuation allowance against deferred tax assets | - | - | 7.1 | (20.7) | 41.9 | - | - | - | 5.0 | - |
| Impairment of long-lived assets | 12.2 | - | 61.8 | 1.1 | - | 28.6 | - | 19.1 | 21.7 | - |
| Reversal of contingent liability | - | - | | (16.6) | - | - | - | - | - | - |
| Other non-recurring expenses (non-cash) | - | - | 18.1 | | | - | - | - | - | - |
| Deconsolidation of Delta EMD, after-tax and NCI | 4.4 | - | - | - | - | - | - | - | - | - |
| Noncash loss from Delta EMD shares | - | 3.8 | 4.6 | 0.6 | 0.2 | - | - | - | - | - |
| Adjusted free cash flow net earnings attributed to Valmont Industries, Inc. | $ 295.1 | $ 187.7 | $ 131.7 | $ 139.9 | $ 162.7 | $ 130.4 | $ 146.4 | $ 159.8 | $ 222.3 | $ 284.2 |

**10 Year Average FCF is $156M; Last 5 Years Has Averaged $138M**

[1] Adjusted earnings for purposes of calculating FCF conversion may not agree to the adjusted net earnings. The difference is due to non-recurring expenses which were settled in cash in the year of occurrence as part of net cash flows from operating activities.

[2] We use the non-GAAP measure of FCF, which we define as GAAP net cash flows from operating activities reduced by capex. We believe that FCF is a useful performance measure for management and useful to investors as the basis for comparing our performance with other companies. Our measure of FCF may not be directly comparable to similar measures used by other companies.

# Strong Free Cash Flow throughout the Cycle

## 2013 – 2022 Free Cash Flow[1] ($M)

Years of rapid raw material cost inflation



10-yr Avg. $156M
GAAP 1.33X
Adj. 0.83X

## Historical FCF Conversion by Year[1]

|  | 2013 | 2014 | 2015 | 2016 | 2017 | 2018 | 2019 | 2020 | 2021 | 2022 |
|---|---|---|---|---|---|---|---|---|---|---|
| **GAAP** | 1.04X | 0.55X | 5.66X | 1.00X | 0.65X | 0.80X | 1.44X | 1.49X | (0.21X) | 0.93X |
| **Adj.** | 0.98X | 0.53X | 1.71X | 1.25X | 0.48X | 0.62X | N/A | 1.31X | (0.19X) | 0.82X |

[1] We use the non-GAAP measure of FCF, which we define as GAAP net cash flows from operating activities reduced by capex. We believe that FCF is a useful performance measure for management and useful to investors as the basis for comparing our performance with other companies. Our measure of FCF may not be directly comparable to similar measures used by other companies.

# Calculation of Adjusted EBITDA and Leverage Ratio

Certain of our debt agreements contain covenants that require us to maintain certain coverage ratios. Our Debt/Adjusted EBITDA may not exceed 3.5X Adjusted EBITDA (or 3.75X Adjusted EBITDA after certain material acquisitions) of the prior four quarters. See "Leverage Ratio " below.

|  | ($000s) TTM 12/31/2022 |
|---|---|
| Net earnings attributable to Valmont Industries, Inc. | $ 250,863 |
| Interest expense | 47,534 |
| Income tax expense | 108,687 |
| Stock-based compensation | 41,850 |
| Depreciation and amortization expense | 97,167 |
| EBITDA | 546,101 |
| Loss on divestiture of offshore wind energy structures business | 33,273 |
| Adjusted EBITDA - last four quarters | $ 579,374 |
|  |  |
| Interest-bearing debt | $ 877,975 |
| Less: cash and cash equivalents in excess of $50 million | 135,406 |
| Net indebtedness | $ 742,569 |
|  |  |
| Net indebtedness | $ 742,569 |
| Leverage ratio | 1.28 |
|  |  |
| Interest-bearing debt | $ 877,975 |
| Total debt to adjusted EBITDA | 1.52 |

valmont